SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.   )

WCA Waste Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92926K103

(CUSIP Number)

Live Earth LLC, 6140 Parkland Boulevard, Suite 300, Mayfield Heights, OH 44124 (440) 995-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92926K103	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Live Earth LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,000,002
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,000,002
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,002
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.96%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92926K103	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Christopher M. Valerian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,072,630
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,072,630
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,072,630
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.32%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92926K103	Page 4 of 8

Item 1.          Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Shares”), of WCA Waste Corporation (the “Issuer”).  The Issuer has its principal offices at One Riverway, Suite 1400, Houston, Texas 77056.

Item 2.          Identity and Background.

(a)          Pursuant to Rule 13d-1(k), this Schedule 13D is filed by Live Earth LLC (the “Company”), an Ohio limited liability company, and Christopher M. Valerian, who is the President and Managing Member of the Company and has sole voting and dispositive power with respect to shares beneficially owned by the Company (each, a “Reporting Person” and collectively, the “Reporting Persons”), for the purpose of reporting the acquisition of Shares in a privately-negotiated transaction between the Issuer, the Company and certain of their subsidiaries.

(b)         The business address of the Reporting Persons is 6140 Parkland Boulevard, Suite 300, Mayfield Heights, Ohio 44124.

(c)          Mr. Valerian is the President and Managing Member of the Company.

(d)          Negative with respect to the Reporting Persons.

(e)          Negative with respect to the Reporting Persons.

(f)           Mr. Valerian is a citizen of the United States of America.  The Company is organized under the laws of the State of Ohio.

Item 3.          Source and Amount of Funds and Other Consideration.

The Shares reported in Item 5(c) as having been acquired by the Company pursuant to the Agreement (as defined below) on December 31, 2009 were issued, along with the payment of approximately $19.69 million in cash, in exchange for the Company’s membership interests in the Live Earth Companies (as defined below) and certain related assets and liabilities of the Company valued at approximately $43.6 million.  The Company did not borrow any funds to purchase any of the Shares; however, 555,554 of the Shares issued and rights to 2,000,000 Shares issuable under the Agreement were delivered to the Company’s lenders and other creditors in satisfaction of amounts owed to such parties.

The Shares reported in Item 5(c) as having been acquired by Mr. Valerian on December 30, 2009 were acquired in a privately-negotiated transaction using $255,000 in personal funds of Mr. Valerian.  Mr. Valerian did not borrow any funds to purchase any of the Shares.

Item 4.          Purpose of the Transaction.

On October 29, 2009, the Issuer announced the execution of a non-binding letter of intent with respect to a proposed acquisition of the operations of the Company.

On December 9, 2009, the Issuer, WCA of Massachusetts, LLC, a Delaware limited liability company (“WCA Massachusetts”), WCA of Ohio, LLC, a Delaware limited liability company (“WCA Ohio” and, together with WCA Massachusetts and the Company, the “WCA Parties”) entered into an Equity Interest and Asset Purchase Agreement (the “Agreement”) with the Company, Champion City Recovery, LLC, a Massachusetts limited liability company (“CC”), Boxer Realty Redevelopment, LLC, a Massachusetts limited liability company (“BR”), Sunny Farms Landfill LLC, an Ohio limited liability company (“SF”) and New Amsterdam & Seneca Railroad Company, LLC, an Ohio limited liability company (“NA” and, together with CC, BR and SF, the “Live Earth Companies”) on the other hand (the Company, together with the Live Earth Companies, the “Live Earth Parties”).  Pursuant to the Agreement, the WCA Parties acquired all of the outstanding equity interests of the Live Earth Companies and certain assets and related liabilities held by Live Earth that relate to the Live Earth Companies, including certain landfill, transfer station and rail haul operation on December 31, 2009 (the “Acquisition”).

CUSIP No. 92926K103	Page 5 of 8

The Agreement provided for the Issuer to pay, as acquisition consideration, $2,000,000 in cash (plus additional amounts for working capital), the repayment of  approximately $16,750,000 of indebtedness of the Live Earth Parties, the issuance of up to 5,555,556 Shares, which included 3,555,556 Shares issued at closing and up to 2,000,000 Shares that may be issued pursuant to certain earn-out provisions set forth in the Agreement.  The closing of the Acquisition occurred on December 31, 2009 and also on such date, the Company delivered an aggregate of 555,554 Shares to its lenders and other creditors in satisfaction of certain obligations and delivered the right to receive the up to 2,000,000 earn-out Shares to its lenders in full satisfaction of indebtedness.  The Issuer will issue the earn-out Shares as follows (a) 1,555,556 of such Shares will be distributed if, on or before December 31, 2012, the business operated using the Live Earth Companies and certain transferred assets (the “Live Earth Business”) achieves $6.25 million EBITDA for any four consecutive fiscal quarters and (b) 444,444 of such Shares will be distributed if, on or before December 12, 2012, the Live Earth Business achieves $7.00 million EBITDA for any four consecutive fiscal quarters.  The Company retained 3,000,002 of the Shares issued at closing, of which 1,111,111 are subject to cancellation by the Issuer for the satisfaction of certain indemnification obligations of the Live Earth Parties.

A copy of the Equity Interest and Asset Purchase Agreement is filed as Exhibit 7.2 hereto and is incorporated by reference into this Item 4.

Mr. Valerian acquired the 72,628 shares that he individually owns in a privately-negotiated transactions, including upon exercise of an option to purchase 60,000 Shares on December 30, 2009.

Each Reporting Person has acquired the Shares for investment purposes.  Each Reporting Person expects to continuously review his or its investment in the Issuer and, depending on various factors, including but not limited to, the price of the Shares, the terms and conditions of any transaction, prevailing market conditions and such other considerations as they each deem relevant, each Reporting Person may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Shares, preferred stock or securities convertible into or exercisable or exchangeable for Shares from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable for Shares.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of his or its Shares or such other Issuer securities he or it owns or may subsequently acquire, depending on various factors, including, but not limited to, the price of Shares, the terms and conditions of any transaction and prevailing market conditions, distributions of shares to members of the Company in accordance with its operating agreement, as well as liquidity and diversification objectives.

Except as indicated herein, none of the Reporting Persons have any plan or proposal that relates to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to modify their plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending on market conditions.  Further, subject to applicable laws and regulations, the Reporting Persons may formulate plans and proposals that may result in the occurrence of an event set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a)          According to the most recently available filing with the Securities and Exchange Commission by the Issuer, there are 20,053,242 Shares outstanding.

CUSIP No. 92926K103	Page 6 of 8

The Company beneficially owns 3,000,002 Shares, including the 1,111,111 Shares subject to indemnification obligations under the Agreement, which represent 14.96% of the Shares outstanding.  The total number of Shares issued as consideration in the acquisition included 3,555,556 Shares plus the right to receive up to an additional 2,000,000 Shares upon satisfaction of the earn-out conditions, which represent 25.19% of the Shares outstanding (assuming the earn-out Shares were also outstanding), but 555,554 of these Shares and all of the rights to the 2,000,000 earn-out Shares were delivered to the Company’s lenders and other creditors at the time of the closing.

Mr. Valerian may be deemed to beneficially own the 3,000,002 Shares held by the Company due to his position as President and Managing Member of the Company, which gives him sole voting and dispositive power with respect to such Shares.  He also individually beneficially owns 72,628 Shares, for a total of 3,072,630 Shares, or 15.32% of the Shares outstanding.

(b)          The Company has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by it.  As President and Managing Member of the Company, Mr. Valerian may also be deemed to have the sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the Company.  Mr. Valerian has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him individually.

(c)          The Shares owned by the Company and that may be deemed to be beneficially owned by Mr. Valerian, and the Shares and rights to earn-out Shares that were delivered to the Company’s lenders and other creditors, were acquired in the Acquisition on December 31, 2009 in exchange for the Live Earth Companies and certain related assets and liabilities.  555,554 Shares and rights to the 2,000,000 earn-out Shares, along with approximately $16.50 million in cash, were delivered to the Company’s lenders and other creditors in satisfaction of indebtedness of approximately $50.2 million as of September 30, 2009 and related obligations.

Of the 72,628 Shares owned by Mr. Valerian individually, 60,000 Shares were acquired on December 30, 2009 in a privately-negotiated transaction upon exercise of an option to purchase such Shares for $4.25 per Share.  The option was received by Mr. Valerian for no consideration.

(d)          Not applicable.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Ohio law requires that the ownership of the landfill transferred as part of the Acquisition be approved by the Ohio Environmental Protection Agency. Because the Ohio approval was not received prior to the closing date, Ohio law requires that the Agreement expressly state that the transactions contemplated by the Agreement are subject to the approval of the Director of the Ohio EPA and contain specific provisions negating such sale in the event that the required Ohio approval is ultimately denied by the Director of the Ohio EPA. In that event, the parties would be required to unwind the transaction.  If the WCA Parties do not receive the approval to own and operate the landfill, all Shares and rights to earn-out Shares issued at closing will be returned to the Issuer.  In addition, as noted above, 1,111,111 of the Shares held by the Company are subject to forfeiture to the Issuer to satisfy indemnification obligations that may arise under the Agreement on or before December 31, 2011.

CUSIP No. 92926K103	Page 7 of 8

Item 7.         Materials to be Filed as Exhibits.

7.1	Joint Filing Agreement
7.2
Equity Interest and Asset Purchase Agreement dated December 9, 2009 by and among the Issuer, WCA of Massachusetts, LLC and WCA of Ohio, LLC on the one hand, and Live Earth, Champion City Recovery, LLC, Boxer Realty Redevelopment, LLC, Sunny Farms Landfill, LLC, and New Amsterdam & Seneca Railroad Company, LLC on the other hand (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on December 15, 2009)

CUSIP No. 92926K103	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 11, 2010

LIVE EARTH LLC

By: /s/ Christopher M. Valerian
Christopher M. Valerian, President

/s/ Christopher M. Valerian
Christopher M. Valerian

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Date:  January 11, 2010

LIVE EARTH LLC

By: /s/ Christopher M. Valerian
Christopher M. Valerian, President

/s/ Christopher M. Valerian
Christopher M. Valerian